FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: November 17, 2004                                                              By :    /s/David Patterson/s/
              Title:     Chairman

Proxy
ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS
of TERRA NOVA GOLD CORP. (the “Company”)
to be held at MAITLAND & COMPANY, Barristers & Solicitors,
Suite 700 – 625 Howe Street, Vancouver, British Columbia
on Monday, December 13, 2004, at 10:00 a.m.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Harvey Keats, an officer and director of the Company, or failing this person, David Patterson, a director of the Company, or in the place of the foregoing,                (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.
The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
REGISTERED HOLDER SIGN HERE: ______________________________________
DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
	For	Against	Withhold

1.Appointment of Morgan & Company as auditors of the Company		N/A

2.To authorize the Directors to fix the Auditors’ remuneration			N/A

3.To elect as Director, Harvey Keats		N/A

4.To elect as Director, David Patterson		N/A
5.To elect as Director, Kerry Sparkes		N/A
6.To elect as Director, Rex Gibbons		N/A
7.To elect as Director, Laurie Sadler		N/A
8.To approve an amendment to the Notice of Articles that forms part of the Company’s Transition Application required by the new British Columbia Business Corporations Act			N/A
9.To increase the authorized capital of the Company to an unlimited number of common shares without par value			N/A
10.To approve new Articles of the Company under the British Columbia Business Corporations Act			N/A
11.To approve the amendment of the Company’s stock option plan to increase the maximum number of common shares which may be issued thereunder by 692,770 common shares			N/A
12.To authorize a decrease of the exercise price of stock options previously granted to insiders			N/A

13.To authorize the issuance to any one optionee, within any 12 month period, shares exceeding 5% of the issued shares			N/A

14.To reserve or issue to insiders, upon the exercise of stock options, within a 12 month period, shares exceeding 10% of the number of the number of issued shares			N/A

15.To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2.This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3.   If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.
4.   A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
    appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;
  OR

  (b)     appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
    The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
    If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

  To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.
  The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.
  ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR
  INTERNET VOTING AT http://www.stocktronics.com/webvote